Exhibit 21.1
LIST OF SUBSIDIARIES1

Name	Jurisdiction
First Internet Bank of Indiana[2]	Indiana
First Internet Public Finance Corp.[3]	Indiana
SPF15, Inc. [3]	Indiana
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1    Omits one wholly-owned subsidiary of First Internet Bank of Indiana that does not constitute a significant subsidiary.
2    Also does business as “First Internet Bank”.
3    Indirect subsidiary wholly-owned by First Internet Bank of Indiana.